SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                             For 12 February 2008


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



Form TR-1 with annex. FSA Version 2.1 updated April 2007

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying      Bank of Ireland
issuer of existing shares to which voting rights --------------------
are attached:
------------------------------
2. Reason for notification (yes/no)
------------------------------------------------
                                                                        --------
An acquisition or disposal of voting rights
------------------------------------------                              --------
An acquisition or disposal of financial instruments which may result
in the acquisition of shares already issued to which voting rights      --------
are attached
------------------------------------------
An event changing the breakdown of voting rights
------------------------------------------                              --------
Other (please specify):Threshold crossed from 4% to 3% in total           Yes
holding                                                                 --------
------------------------------------------

3. Full name of person(s) subject to     Bank of Ireland Asset Management
notification obligation:                 ------------------------
--------------------------

4. Full name of shareholder(s) (if       BNY Custodial Nominees Ltd
different from 3):
                                         Bank of Ireland Nominees Ltd
                                         Mellon Nominees Ltd
                                         Nortrust Nominees Ltd

--------------------------               ------------------------
5. Date of transaction (and date on      5 February 2008
which the threshold is crossed or        ------------------------
reached if different):
--------------------------
6. Date on which issuer notified:        Received on 12 February 2008
--------------------------               ------------------------
7. Threshold that is crossed :                       4%
--------------------------               ------------------------




8: Notified Details

A: Voting rights attached to shares

Class/    Situation previous   Resulting situation after the triggering
type of   to the triggering    transaction
shares    transaction
If
possible  Number of Number of  Number of Number of voting    Percentage of
use ISIN  shares    voting     shares    rights              voting rights
code                rights               Direct    Indirect  Direct    Indirect

Ordinary                                           38,749,233          3.87%


B: Financial Instruments

Resulting situation after the triggering transaction

Type of     Expiration Exercise/     No. of voting rights that may   Percentage
financial   date       conversion    be acquired (if the instrument  of voting
instrument             period/date   exercised/converted)            rights

N/A



Total (A+B)
Number of voting rights              Percentage of voting rights
38,749,233                                        3.87%



9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
BNY Custodial Nominees Ltd - 444,252 units
Bank of Ireland Nominees Ltd - 35,774,578 units
Mellon Nominees Ltd - 2,126,476 units
Nortrust Nominees Ltd - 403,927 units


Proxy Voting:

10. Name of proxy holder:                                          See 13 below

11. Number of voting rights proxy holder will cease to hold:       See 13 below

12. Date on which proxy holder will cease to hold voting rights:   See 13 below


13.           These units of stock are registered in nominee company names, as
Additional    listed above, as registered owners only, on behalf of a range of information:  clients who are the beneficial owners.
              As previously announced , the issued stock of Bank of Ireland increased to 999,995,055 units following the take - up of 9,148,760 units under the Stock Alternative Scheme.


14 Contact    John B. Clifford, Group Secretary
name:

15. Contact
telephone
name:         +353 1 6043400


For notes on how to complete form TR-1 please see the FSA website.

Note: Annex should only be submitted to the FSA not the issuer

Annex: Notification of major interests in shares



A: Identity of the persons or legal entity subject to the notification obligation

Full name
(including legal form of legal entities)
Contact address
(registered office for legal entities)
Phone number & email
Other useful information
(at least legal representative for legal persons)

B: Identity of the notifier, if applicable

Full name
Contact address
Phone number & email
Other useful information
(e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary



Date: 12 February 2008